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EXHIBIT 99.2

Management's Discussion and Analysis for the third quarter ended September 30, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS
October 28, 2015

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, we develop renewable energy, and we market petroleum and petrochemical products primarily in Canada. Periodically, we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2014, dated February 26, 2015 (the 2014 annual MD&A).

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three-month and nine-month periods ended September 30, 2015, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2014 and the 2014 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2015 (the 2014 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document, and is not incorporated into this document by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc. and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	5
2.	Third Quarter Highlights	7
3.	Consolidated Financial Information	8
4.	Segment Results and Analysis	13
5.	Capital Investment Update	24
6.	Financial Condition and Liquidity	26
7.	Quarterly Financial Data	29
8.	Other Items	31
9.	Non-GAAP Financial Measures Advisory	33
10.	Common Abbreviations	37
11.	Forward-Looking Information	38

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE), Oil Sands cash operating costs, free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings, Oil Sands cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Cash flow from operations, ROCE and free cash flow are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    5

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the company's future plans and expectations and may not be appropriate for other purposes. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

6   SUNCOR ENERGY INC. 2015 THIRD QUARTER

2. THIRD QUARTER HIGHLIGHTS

•
Third quarter financial results.

•
Net loss for the third quarter of 2015 was $376 million, compared to net earnings of $919 million in the prior year quarter. Net loss for the third quarter of 2015 included an unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $786 million. Net earnings in the prior year quarter included an after-tax gain of $61 million on the disposal of the Wilson Creek assets in the Exploration and Production (E&P) segment, offset by a $54 million income tax and interest charge related to a prior period in the Oil Sands segment, and the impact of an unrealized after-tax foreign exchange loss of $394 million.

•
Operating earnings(1) for the third quarter of 2015 were $410 million, compared to $1.306 billion for the prior year quarter. The decrease was driven by significantly lower upstream price realizations, partially offset by increased E&P and Oil Sands operations production, a favourable downstream pricing environment, stronger refinery utilizations, lower operating costs and lower royalties compared to the prior year quarter.

•
Cash flow from operations(1) was $1.882 billion for the third quarter of 2015, compared to $2.280 billion for the third quarter of 2014. The decrease was largely due to the same factors that impacted operating earnings. Free cash flow(1) was $467 million for the twelve months ended September 30, 2015, compared to $3.082 billion for the twelve months ended September 30, 2014.

•
ROCE(1) (excluding major projects in progress) decreased to 5.1% for the twelve months ended September 30, 2015, compared to 9.4% for the twelve months ended September 30, 2014.

•
Higher downstream benchmark crack spreads and stronger refinery utilizations drove operating earnings of $613 million for the Refining and Marketing segment in the quarter.  Going forward, the reversal of Enbridge's Line 9 is expected to provide Suncor with the flexibility to supply the Montreal refinery with a full slate of inland-priced crude from Western Canada.

•
Oil Sands operations cash operating costs(1) averaged $27.00/bbl for the quarter, compared to $31.10/bbl in the prior year quarter.  Increased production, lower natural gas prices and a continued focus on cost reductions drove the lowest cash operating costs per barrel in eight years.

•
Strong Oil Sands operations production despite the impact of planned maintenance.  Oil Sands operations production of 430,300 bbls/d and SCO production of 314,900 bbls/d demonstrate Suncor's commitment to deliver reliable operations.

•
Suncor demonstrates its commitment to its core business through further investment in the oil sands.  The company announced an agreement to acquire an additional 10% of the Fort Hills mining project and, subsequent to the quarter end, commenced an offer to acquire all of the outstanding shares of Canadian Oil Sands Limited (COS) for consideration of 0.25 of a Suncor share per COS share. The transaction was valued at $6.6 billion at the time of announcement.

•
Suncor continued to return cash to shareholders.  Suncor returned $419 million to shareholders through dividends, which included a dividend increase to $0.29 per share announced in the second quarter of 2015, and $40 million in share repurchases in the third quarter of 2015.

(1)
Operating earnings, cash flow from operations, free cash flow, ROCE and Oil Sands cash operating costs are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    7

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Net (loss) earnings

Oil Sands	(50)	773	(240)	1 596

Exploration and Production	(1)	198	505	455

Refining and Marketing	613	426	1 768	1 519

Corporate, Energy Trading and Eliminations	(938)	(478)	(2 021)	(955)

Total	(376)	919	12	2 615

Operating earnings (loss)(1)

Oil Sands	(50)	827	119	2 591

Exploration and Production	(1)	137	57	659

Refining and Marketing	613	426	1 736	1 519

Corporate, Energy Trading and Eliminations	(152)	(84)	(421)	(535)

Total	410	1 306	1 491	4 234

Cash flow from (used in) operations(1)

Oil Sands	785	1 511	2 368	4 525

Exploration and Production	253	379	1 129	1 508

Refining and Marketing	798	503	2 276	1 938

Corporate, Energy Trading and Eliminations	46	(113)	(261)	(405)

Total	1 882	2 280	5 512	7 566

Capital and Exploration Expenditures(2)

Sustaining	698	779	1 650	2 191

Growth	923	926	2 669	2 546

Total	1 621	1 705	4 319	4 737

	Twelve months ended September 30
($ millions)	2015	2014

Free Cash Flow(1)	467	3 082

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest.

8   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Operating Highlights

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Production volumes by segment

Oil Sands (mbbls/d)	458.4	441.1	461.0	422.8

Exploration and Production (mboe/d)	107.7	78.2	115.1	104.6

Total	566.1	519.3	576.1	527.4

Production mix

Crude oil and liquids / natural gas (%)	99/1	99/1	99/1	99/1

Refinery utilization (%)	96	94	94	92

Refinery crude oil processed (mbbls/d)	444.8	435.7	432.7	422.9

Net Earnings

Suncor's consolidated net loss for the third quarter of 2015 was $376 million, compared with net earnings of $919 million for the prior year quarter. Net earnings for the first nine months of 2015 were $12 million, compared to $2.615 billion in the prior year period. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of this MD&A. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange losses on the revaluation of U.S. dollar denominated debt were $786 million for the third quarter of 2015 and $1.548 billion for the first nine months of 2015; the after-tax unrealized foreign exchange losses on the revaluation of U.S. dollar denominated debt were $394 million for the third quarter of 2014 and $420 million for the first nine months of 2014.

•
In the second quarter of 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
In the second quarter of 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

•
In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $406 million.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to cost reduction initiatives in the Corporate segment.

•
In the third quarter of 2014, the company recorded an after-tax gain of $61 million relating to the sale of its Wilson Creek natural gas assets in the E&P segment.

•
In the third quarter of 2014, the company recorded a current income tax expense adjustment and associated interest expense of $54 million related to the timing of tax depreciation deductions taken on certain capital expenditures incurred in a prior period in the Oil Sands segment.

•
In the second quarter of 2014, Total E&P Canada Ltd. (Total E&P), the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan. As a result of Suncor's assessment of expected future net cash flows and the uncertainty of the project, including the timing of the development plans, Suncor recorded an after-tax charge to net earnings of $718 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, as a result of the continued closure of certain Libyan export terminals and the company's view on production plans during the remaining term of the production sharing agreements, the company

SUNCOR ENERGY INC. 2015 THIRD QUARTER    9

  recorded an after-tax impairment charge of $297 million against property, plant and equipment and exploration and evaluation assets.

•
In the second quarter of 2014, the company recorded after-tax impairment charges of $223 million in Oil Sands following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed. Such assets included a pipeline and related compressor, as well as steam generator components.

•
In the second quarter of 2014, the company recorded after-tax earnings of $32 million related to an agreement reached for Suncor to receive a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

Operating Earnings Reconciliation(1)(2)

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Net (loss) earnings	(376)	919	12	2 615

Unrealized foreign exchange loss on U.S. dollar denominated debt	786	394	1 548	420

Impact of income tax rate adjustments on deferred taxes	—	—	17	—

Gain on significant disposal	—	(61)	(68)	(61)

Restructuring charges	—	—	57	—

Insurance proceeds	—	—	(75)	—

Impairments	—	—	—	1 238

Reserves redetermination	—	—	—	(32)

Income tax charge	—	54	—	54

Operating earnings(1)	410	1 306	1 491	4 234

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Refer to net earnings discussion above for descriptions of the adjustments.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

10   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Suncor's consolidated operating earnings for the third quarter of 2015 decreased to $410 million, compared to $1.306 billion for the prior year quarter, primarily due to significantly lower upstream price realizations consistent with the decline in benchmark crude prices. The decrease was partially offset by increased E&P and Oil Sands operations production, a favourable downstream pricing environment, stronger refinery utilization, lower operating costs, and lower royalties resulting from the decrease in crude oil prices, compared to the prior year quarter.

Suncor's consolidated operating earnings were $1.491 billion for the first nine months of 2015, compared to $4.234 billion for the prior year period. The decrease was primarily due to the significantly lower upstream price realizations consistent with the decline in benchmark crude prices, partially offset by strong Oil Sands operations production due to improved reliability, a strong downstream pricing environment and lower operating costs.

After-Tax Share-Based Compensation Expense (Recovery) by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Oil Sands	20	(10)	50	65

Exploration and Production	3	(1)	6	11

Refining and Marketing	12	(5)	30	36

Corporate, Energy Trading and Eliminations	42	(17)	89	137

Total share-based compensation expense (recovery)	77	(33)	175	249

The after-tax share-based compensation expense increased to $77 million during the third quarter of 2015, compared to a recovery of $33 million during the prior year quarter, as a result of an increase in the company's share price.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    11

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for three months ended September 30			Average for nine months ended September 30
		2015	2014	2015	2014

WTI crude oil at Cushing	US$/bbl	46.45	97.20	51.00	99.60

ICE Brent crude oil at Sullom Voe	US$/bbl	51.20	103.40	56.55	107.00

Dated Brent/Maya crude oil FOB price differential	US$/bbl	8.50	12.50	9.20	14.95

MSW at Edmonton	Cdn$/bbl	52.35	97.45	57.50	101.15

WCS at Hardisty	US$/bbl	33.25	77.00	37.80	78.50

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	13.20	20.20	13.20	21.10

Condensate at Edmonton	US$/bbl	44.20	93.45	49.25	100.40

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.90	4.00	2.75	4.80

Alberta Power Pool Price	Cdn$/MWh	26.05	63.90	37.50	56.00

New York Harbor 3-2-1 crack(1)	US$/bbl	22.25	20.50	21.75	20.80

Chicago 3-2-1 crack(1)	US$/bbl	23.95	17.50	20.05	18.40

Portland 3-2-1 crack(1)	US$/bbl	28.75	24.60	27.60	22.70

Gulf Coast 3-2-1 crack(1)	US$/bbl	21.55	19.10	20.80	18.60

Exchange rate	US$/Cdn$	0.76	0.92	0.79	0.91

Exchange rate (end of period)	US$/Cdn$	0.75	0.89	0.75	0.89

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Price realizations in the third quarter of 2015 for sweet SCO were negatively affected by a lower WTI price of US$46.45/bbl, compared to US$97.20/bbl in the prior year quarter, partially offset by a lower differential for SCO relative to WTI. Suncor produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton and WCS at Hardisty decreased in the third quarter of 2015 to $52.35/bbl and US$33.25/bbl, respectively, compared to $97.45/bbl and US$77.00/bbl, respectively, in the prior year quarter, resulting in lower price realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased to an average of US$51.20/bbl in the third quarter of 2015, compared to US$103.40/bbl in the prior year quarter.

Natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $2.90/mcf in the third quarter of 2015, from $4.00/mcf in the prior year quarter.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater refining margins by processing less expensive, heavier crudes.

12   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on first in, first out (FIFO) inventory accounting, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. FIFO losses normally reflect a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery.

Excess electricity produced in Suncor's Oil Sands business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $26.05/MWh in the third quarter of 2015 from $63.90/MWh in the prior year quarter.

The majority of Suncor's revenue from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. In the third quarter of 2015, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.76 per one Canadian dollar from US$0.92 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the third quarter.

Suncor also has assets and liabilities, notably most of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended September 30		Nine months ended Septemer 30
($ millions)	2015	2014	2015	2014

Gross revenues	2 272	3 955	7 315	11 723

Less: Royalties	(48)	(431)	(104)	(875)

Operating revenues, net of royalties	2 224	3 524	7 211	10 848

Net (loss) earnings	(50)	773	(240)	1 596

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	—	—	359	—

Income tax charge	—	54	—	54

Impairment of Joslyn mining project and other assets	—	—	—	941

Operating (loss) earnings(2)	(50)	827	119	2 591

Oil Sands operations	(21)	801	198	2 514

Oil Sands ventures	(29)	26	(79)	77

Cash flow from operations(2)	785	1 511	2 368	4 525

(1)
Adjustment to the company's deferred income taxes resulting from a 2% increase in the Alberta corporate income tax rate in Q2 2015.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    13

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating losses for Oil Sands operations were $21 million, compared to operating earnings of $801 million in the prior year quarter. The decrease was primarily due to lower price realizations impacted by lower crude oil benchmark prices, partially offset by lower royalties, increased production, and lower operating and transportation expenses as a result of the impact of lower natural gas prices and cost reduction initiatives.

Operating losses for Oil Sands ventures were $29 million, compared to operating earnings of $26 million in the prior year quarter, primarily due to lower price realizations and decreased production.

Production Volumes(1)

	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2015	2014	2015	2014

Upgraded product (SCO and diesel)	314.9	292.5	329.6	293.5

Non-upgraded bitumen	115.4	119.2	102.0	99.7

Oil Sands operations	430.3	411.7	431.6	393.2

Oil Sands ventures	28.1	29.4	29.4	29.6

Total	458.4	441.1	461.0	422.8

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process are approximately 79% of bitumen feedstock input.

14   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Sales Volumes

	Three months ended September 30		Nine months ended Septemer 30
(mbbls/d)	2015	2014	2015	2014

Oil Sands operations sales volumes

Sweet SCO	112.9	93.1	109.3	107.8

Diesel	30.0	34.7	32.0	30.5

Sour SCO	180.7	175.3	192.0	161.0

Upgraded product	323.6	303.1	333.3	299.3

Non-upgraded bitumen	106.3	116.9	98.0	98.4

Total	429.9	420.0	431.3	397.7

Production volumes for Oil Sands operations increased to 430,300 bbls/d in the third quarter of 2015, compared to 411,700 bbls/d in the prior year quarter. The increase was primarily due to higher In Situ production and reliable operations across all assets, compared to the prior year quarter that was impacted by a weather-related site-wide power outage and unplanned upgrader maintenance. Both quarters included planned upgrader maintenance, which resulted in a slowdown of mining activity. The 2015 planned upgrader maintenance was completed in the fourth quarter of 2015.

Sales volumes for Oil Sands operations increased to an average of 429,900 bbls/d in the third quarter of 2015, up from 420,000 bbls/d in the prior year quarter, due to higher production volumes.

Inventory levels in the third quarter of 2015 remained relatively flat as compared to the prior year quarter.

Suncor's share of Syncrude production decreased to 28,100 bbls/d in the third quarter of 2015, compared to 29,400 bbls/d in the prior year quarter. The decrease was primarily due to a fire that occurred at Syncrude's Mildred Lake upgrader during the third quarter of 2015. Subsequent to the quarter end, production was impacted by further operational issues that delayed a return to normal production.

Bitumen Production

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Oil Sands Base

Bitumen production (mbbls/d)	303.3	296.9	312.3	281.2

Bitumen ore mined (thousands of tonnes per day)	471.0	439.6	470.6	416.5

Bitumen ore grade quality (bbls/tonne)	0.64	0.68	0.66	0.68

In Situ

Bitumen production – Firebag (mbbls/d)	191.7	170.9	182.9	169.2

Bitumen production – MacKay River (mbbls/d)	27.4	28.2	29.4	26.2

Total In Situ bitumen production	219.1	199.1	212.3	195.4

Steam-to-oil ratio – Firebag	2.6	2.8	2.6	2.9

Steam-to-oil ratio – MacKay River	2.8	3.0	2.9	2.8

Oil Sands Base bitumen production from mining and extraction activities increased to an average of 303,300 bbls/d in the third quarter of 2015 from 296,900 bbls/d in the prior year quarter. The increase was mainly a result of stronger reliability in the third quarter of 2015.

In Situ bitumen production increased to 219,100 bbls/d in the third quarter of 2015, compared to 199,100 bbls/d in the prior year quarter. The increase was primarily driven by production at Firebag as a result of strong reliability and infill well performance, and favourable steam-to-oil ratios. Production at MacKay River decreased to 27,400 bbls/d in the third

SUNCOR ENERGY INC. 2015 THIRD QUARTER    15

quarter of 2015 from 28,200 bbls/d in the prior year quarter. The decrease was primarily due to planned maintenance that commenced during the third quarter of 2015.

Firebag's steam-to-oil ratio decreased to 2.6 from 2.8 in the prior year quarter, due to strong infill well performance and improved reservoir performance. The steam-to-oil ratio at MacKay River decreased to 2.8 from 3.0 in the prior year quarter, as the prior year required additional steam for the commissioning of new wells.

Price Realizations

Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2015	2014	2015	2014

Oil Sands operations

Sweet SCO and diesel	62.13	109.13	67.58	114.29

Sour SCO and bitumen	40.86	81.28	44.50	81.77

Crude sales basket (all products)	47.93	89.38	52.06	93.00

Crude sales basket, relative to WTI	(12.86)	(16.46)	(12.17)	(16.02)

Oil Sands ventures

Syncrude – sweet SCO	61.00	102.21	63.03	106.32

Syncrude, relative to WTI	0.20	(3.63)	(1.20)	(2.70)

Average price realizations from Oil Sands operations decreased to $47.93/bbl in the third quarter of 2015 from $89.38/bbl in the prior year quarter, primarily due to the lower WTI benchmark prices, partially offset by favourable exchange rates and the narrowing of crude differentials.

Royalties

Royalties for the Oil Sands segment were lower in the third quarter of 2015 compared to the prior year quarter, primarily due to lower bitumen prices, partially offset by higher production.

Expenses and Other Factors

Operating and transportation expenses for the third quarter of 2015 decreased from the prior year quarter, primarily due to the impact of lower natural gas prices and cost reduction initiatives. See the Cash Operating Costs Reconciliation section below for further details regarding cash operating costs and non-production costs for Oil Sands operations. Transportation expense for the third quarter of 2015 was higher than the prior year quarter, primarily due to the costs related to increased sales volumes.

DD&A expense for the third quarter of 2015 was higher in comparison to the same period of 2014, mainly due to a larger asset base primarily as a result of assets commissioned in 2014, including well pads and infill wells.

16   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Cash Operating Costs Reconciliation(1)

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Operating, selling and general expense (OS&G)	1 246	1 500	3 903	4 489

Syncrude OS&G	(110)	(123)	(353)	(417)

Non-production costs(2)	(66)	(101)	(211)	(314)

Other(3)	(1)	(98)	(64)	(156)

Oil Sands cash operating costs	1 069	1 178	3 275	3 602

Oil Sands cash operating costs ($/bbl)	27.00	31.10	27.80	33.55

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess capacity, primarily associated with excess power from cogeneration units.

Cash operating costs per barrel for Oil Sands operations in the third quarter of 2015 decreased to $27.00, compared to $31.10 in the prior year quarter, primarily due to higher production volumes combined with the impact of lower natural gas input costs and cost reduction initiatives. Total cash operating costs decreased to $1.069 billion, despite the increase in production, from $1.178 billion in the prior year quarter.

In the third quarter of 2015, non-production costs, which are excluded from cash operating costs, were lower than the prior year quarter. The decrease was primarily due to cost reduction initiatives, including reductions to discretionary spending, lower expenses related to a gas swap arrangement with a third-party processor, and a decrease in costs associated with future growth activities. These were partially offset by higher share-based compensation expense during the third quarter of 2015.

Other items, which are also excluded from cash operating costs, decreased in the third quarter of 2015 compared to the prior year quarter, primarily due to the impacts of changes in inventory valuations, partially offset by a decrease in operating revenues associated with excess power from cogeneration units as a result of the decrease in power prices.

Fort Hills Acquisition

During the third quarter of 2015, the company agreed to purchase an additional 10% working interest in the Fort Hills oil sands project from Total E&P for $310 million, subject to closing adjustments. Subsequent to the quarter end, the condition relating to the Competition Act (Canada) was satisfied. The transaction is expected to close by the end of 2015 and upon closing, Suncor's working interest in the project will increase to 50.8%.

Results for the First Nine Months of 2015

Oil Sands segment operating earnings for the first nine months of 2015 were $119 million, compared to $2.591 billion for the same period in 2014. Operating earnings decreased primarily due to significant declines in crude price realizations and higher DD&A expense, partially offset by increased production at Oil Sands operations, lower royalty expense, and lower operating, selling and general expense.

Cash flow from operations for the first nine months of 2015 was $2.368 billion for the segment, compared to $4.525 billion for the same period in 2014. The decrease in cash flow from operations was mainly due to lower average price realizations, partially offset by higher production volumes, lower royalties and lower operating costs.

Cash operating costs per barrel for Oil Sands operations averaged $27.80 for the first nine months of 2015, a decrease from an average of $33.55 for the first nine months of 2014. The decrease was primarily due to higher production volumes and lower cash operating costs driven by lower natural gas prices, lower maintenance costs as a result of increased reliability, and cost reduction initiatives.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    17

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Gross revenues	558	953	2 107	3 637

Less: Royalties	(12)	(165)	(234)	(469)

Operating revenues, net of royalties	546	788	1 873	3 168

Net (loss) earnings	(1)	198	505	455

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	—	—	(373)	—

Insurance proceeds(2)	—	—	(75)	—

Libya impairment	—	—	—	297

Gain on significant disposals	—	(61)	—	(61)

Reserves redetermination	—	—	—	(32)

Operating (loss) earnings(3)	(1)	137	57	659

E&P Canada	(5)	122	(3)	417

E&P International	4	15	60	242

Cash flow from operations(3)	253	379	1 129	1 508

(1)
Adjustments to the company's deferred income taxes from a 12% decrease in the U.K. tax rate on oil and gas profits from the North Sea in the first quarter of 2015, and a 2% increase in the Alberta corporate income tax rate in the second quarter of 2015.

(2)
Business interruption insurance proceeds for the Terra Nova asset in the E&P segment.

(3)
Non-GAAP financial measures. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

E&P operating losses were $1 million in the third quarter of 2015, compared to operating earnings of $137 million in the prior year quarter.

Operating losses of $5 million for E&P Canada decreased from operating earnings of $122 million in the prior year quarter, primarily due to lower price realizations and a decrease in production, partially offset by lower royalties and operating costs.

Operating earnings of $4 million for E&P International decreased from $15 million in the prior year quarter, primarily due to lower price realizations, partially offset by increased production at Buzzard and the addition of production from Golden Eagle.

18   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Production Volumes

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

E&P Canada

Terra Nova (mbbls/d)	10.4	11.9	13.7	15.1

Hibernia (mbbls/d)	16.6	22.3	18.9	23.9

White Rose (mbbls/d)	9.9	12.6	11.3	15.0

North America Onshore (mboe/d)	3.7	3.1	3.2	4.0

	40.6	49.9	47.1	58.0

E&P International

Buzzard (mboe/d)	50.0	24.2	51.2	44.8

Golden Eagle (mboe/d)	17.0	—	13.8	—

United Kingdom (mboe/d)	67.0	24.2	65.0	44.8

Libya (mbbls/d)	0.1	4.1	3.0	1.8

	67.1	28.3	68.0	46.6

Total Production (mboe/d)	107.7	78.2	115.1	104.6

Production mix (liquids/gas) (%)	95/5	96/4	96/4	96/4

E&P Canada production averaged 40,600 boe/d in the third quarter of 2015, compared to 49,900 boe/d in the prior year quarter. The decrease was primarily due to natural declines at Hibernia and White Rose. Terra Nova production was impacted by a slow ramp up following the completion of the planned turnaround early in the third quarter of 2015. Terra Nova production was also impacted by planned maintenance in the prior year quarter.

E&P International production averaged 67,100 boe/d in the third quarter of 2015, compared to 28,300 boe/d in the prior year quarter. The increase was primarily due to higher production at Buzzard, where the prior year quarter included planned maintenance, and production from Golden Eagle, which came online in the fourth quarter of 2014. Production in Libya remains impacted by political unrest, with the timing of a return to normal operations remaining uncertain.

Price Realizations

	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2015	2014	2015	2014

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	54.23	109.94	65.04	114.68

E&P Canada – Natural gas ($/mcfe)	1.82	3.18	2.04	4.78

E&P International ($/boe)	60.43	106.49	64.31	113.51

In the third quarter of 2015, price realizations for crude oil from E&P Canada and E&P International were lower than the prior year quarter, consistent with the decrease in benchmark prices for Brent crude, partially offset by favourable foreign exchange rates.

Royalties

Royalties were lower in the third quarter of 2015, compared with the prior year quarter, primarily due to lower price realizations and lower production in East Coast Canada.

Inventory

During the third quarter of 2015, there was an inventory build compared to an inventory draw in the prior year quarter, due to timing of shuttle tankers in East Coast Canada.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    19

Expenses and Other Factors

Operating and transportation expenses decreased in the third quarter of 2015, compared to the prior year quarter, primarily due to lower operating expenses driven by lower maintenance costs, partially offset by costs associated with Golden Eagle production and an increase in share-based compensation expense during the third quarter of 2015.

DD&A and exploration expenses increased in the third quarter of 2015, compared to the prior year quarter, primarily due to higher production associated with Golden Eagle. Both quarters were impacted by charges for non-commercial wells in Norway.

Results for the First Nine Months of 2015

Operating earnings for E&P for the first nine months of 2015 were $57 million, compared to $659 million for the first nine months of 2014. Operating earnings were impacted by reduced price realizations, partially offset by lower royalties, higher production and lower operating expenses.

Cash flow from operations was $1.129 billion for the first nine months of 2015, compared to $1.508 billion for the first nine months of 2014, and decreased primarily due to the same factors that impacted operating earnings.

REFINING AND MARKETING

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Operating revenues	5 352	7 003	15 384	20 571

Net earnings	613	426	1 768	1 519

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	—	—	36	—

Gain on significant disposal(2)	—	—	(68)	—

Operating earnings(3)	613	426	1 736	1 519

Refining and Supply	506	341	1 440	1 307

Marketing	107	85	296	212

Cash flow from operations(3)	798	503	2 276	1 938

(1)
Adjustment to the company's deferred income taxes resulting from a 2% increase in the Alberta corporate income tax rate in Q2 2015.

(2)
After-tax gain related to the sale of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment in the second quarter of 2015.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

20   SUNCOR ENERGY INC. 2015 THIRD QUARTER

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Refining and Supply operating earnings were $506 million in the third quarter of 2015, compared to $341 million in the prior year quarter. The increase in the third quarter of 2015 was primarily due to higher benchmark crack spreads, the positive impact of the weaker Canadian dollar and higher refinery production, partially offset by the impact of narrower inland crude differentials compared to the prior year quarter. In addition, the third quarter of 2015 included lower operating expenses driven by lower maintenance costs, lower environmental expenses, lower energy expenses and the impact of cost reduction initiatives, partially offset by higher share-based compensation expense.

Marketing activities contributed $107 million to operating earnings in the third quarter of 2015, compared to $85 million in the prior year quarter, primarily due to strong retail volumes and margins, partially offset by higher share-based compensation.

Volumes

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Crude oil processed (mbbls/d)

Eastern North America	200.5	199.9	208.1	198.5

Western North America	244.3	235.8	224.6	224.4

Total	444.8	435.7	432.7	422.9

Refinery utilization(1) (%)

Eastern North America	90	90	94	89

Western North America	102	98	94	93

Total	96	94	94	92

Refined product sales (mbbls/d)

Gasoline	254.4	250.4	247.1	241.9

Distillate	206.3	199.0	201.6	195.7

Other	85.7	97.7	82.0	88.5

Total	546.4	547.1	530.7	526.1

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    21

Refinery crude throughput increased in the third quarter of 2015, resulting in an average refinery utilization of 96%, compared to 94% in the prior year quarter. In Eastern North America, the average volumes of crude oil processed increased to 200,500 bbls/d in the third quarter of 2015 from 199,900 bbls/d in the prior year quarter. The increase was primarily due to an eight-week planned maintenance event at the Sarnia refinery in the prior year quarter, partially offset by a four-week planned maintenance event at the Montreal refinery that was completed in the fourth quarter of 2015. The average volumes of crude oil processed in Western North America increased to 244,300 bbls/d in the third quarter of 2015 from 235,800 bbls/d in the prior year quarter, primarily due to a planned maintenance event at the Edmonton refinery and third-party hydrogen supply constraints in the prior year quarter.

Total sales of 546,400 bbls/d in the third quarter of 2015 were comparable to 547,100 bbls/d in the prior year quarter. The impact of increased throughput volumes was offset by a smaller inventory draw in the third quarter of 2015 when compared to the prior year quarter.

Prices and Margins

Refined product margins in Refining and Supply were higher in the third quarter of 2015 than in the prior year quarter, and were impacted primarily by the following factors:

•
In the third quarter of 2015, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a negative impact to operating earnings of approximately $274 million after-tax, compared to a negative impact to net earnings of approximately $103 million after-tax in the prior year quarter, for a total quarter-over-quarter impact of $171 million.

•
Benchmark crack spreads were generally higher in the third quarter of 2015 relative to the prior year quarter.

•
Refining margins were also higher due to the positive impact of the weaker Canadian dollar and improved asphalt margins, partially offset by the impacts of narrower inland crude differentials relative to WTI.

Marketing margins in the third quarter of 2015 were higher than margins in the prior year quarter, primarily due to higher retail and lubricant margins.

Expenses and Other Factors

Operating expenses were lower in the third quarter of 2015 compared to the prior year quarter, primarily due to lower maintenance costs, lower energy costs as a result of lower prices and consumed volumes, and the impact of cost reduction initiatives, partially offset by higher share-based compensation expense. DD&A expense increased due to a higher asset base, while transportation expense was relatively unchanged between quarters.

Results for the First Nine Months of 2015

For the first nine months of 2015, Refining and Marketing segment operating earnings were $1.736 billion, compared to operating earnings of $1.519 billion for the first nine months of 2014. The increase in earnings was due primarily to generally higher benchmark crack spreads, the positive impact of the weak Canadian dollar, improved asphalt margins, lower energy costs, lower maintenance expenses and higher marketing margins, partially offset by narrower inland crude differentials and higher DD&A. For the first nine months of the year, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a negative impact to net earnings and cash flow from operations of approximately $209 million after-tax, compared to a positive impact of approximately $82 million after-tax in the first nine months of 2014.

Cash flow from operations was $2.276 billion for the first nine months of 2015, compared to $1.938 billion for the first nine months of 2014, and increased primarily due to the same factors that influenced operating earnings.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

22   SUNCOR ENERGY INC. 2015 THIRD QUARTER

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Net loss	(938)	(478)	(2 021)	(955)

Adjusted for:

Unrealized foreign exchange loss on U.S. dollar denominated debt	786	394	1 548	420

Restructuring charges(1)	—	—	57	—

Impact of income tax rate adjustments on deferred taxes(2)	—	—	(5)	—

Operating loss(3)	(152)	(84)	(421)	(535)

Renewable Energy	14	18	43	63

Energy Trading	12	7	49	79

Corporate	(215)	(133)	(550)	(628)

Eliminations	37	24	37	(49)

Cash flow from (used in) operations(3)	46	(113)	(261)	(405)

(1)
Restructuring charges related to cost reduction initiatives in the Corporate segment.

(2)
Adjustment to the company's deferred income taxes resulting from a 2% increase in the Alberta corporate income tax rate in Q2 2015.

(3)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014

Power generation marketed (gigawatt hours)	66	72	283	289

Ethanol production (millions of litres)	101	96	307	303

Renewable Energy had operating earnings of $14 million in the third quarter of 2015, which were comparable to the prior year quarter.

Energy Trading

Energy Trading had operating earnings of $12 million in the quarter, compared to $7 million in the prior year quarter. In the third quarter of 2015, the company recorded gains as a result of the company's crude trading strategies, partially offset by recording an onerous contract related to the company's rail transportation strategy.

Corporate

Corporate operating losses increased to $215 million for the third quarter of 2015, compared with $133 million for the prior year quarter, primarily due to increased share-based compensation expense, partially offset by lower overall spending as a result of cost reduction initiatives. The company capitalized $115 million of its borrowing costs in the third quarter of 2015 as part of the cost of major development assets and construction projects in progress, compared to $103 million in the prior year quarter.

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2015, the company realized $37 million of

SUNCOR ENERGY INC. 2015 THIRD QUARTER    23

previously eliminated after-tax intersegment profit, compared to $24 million of profit that was realized in the prior year quarter.

Results for the First Nine Months of 2015

The operating loss for Corporate, Energy Trading and Eliminations for the first nine months of 2015 was $421 million, compared to an operating loss of $535 million for the first nine months of 2014. The lower operating loss was due mainly to lower share-based compensation expense and lower expenses for the first nine months of 2015. The company capitalized $318 million of its borrowing costs in the first nine months of 2015 as part of the cost of major development assets and construction projects, compared to the $324 million capitalized in the first nine months of 2014.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2015	2014	2015	2014

Oil Sands	1 136	975	2 914	2 872

Exploration and Production	332	465	1 084	1 370

Refining and Marketing	209	291	465	642

Corporate, Energy Trading and Eliminations	59	77	174	177

Total capital and exploration expenditures	1 736	1 808	4 637	5 061

Less: capitalized interest on debt	(115)	(103)	(318)	(324)

	1 621	1 705	4 319	4 737

Capital and Exploration Expenditures by Type(1)(2)(3)

	Three months ended September 30, 2015			Nine months ended September 30, 2015
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	480	577	1 057	1 172	1 528	2 700

Oil Sands Base	318	80	398	595	163	758

In Situ	143	3	146	496	16	512

Oil Sands ventures	19	494	513	81	1 349	1 430

Exploration and Production	7	289	296	14	973	987

Refining and Marketing	197	10	207	428	29	457

Corporate, Energy Trading and Eliminations	14	47	61	36	139	175

	698	923	1 621	1 650	2 669	4 319

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in E&P operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for E&P operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In the third quarter of 2015, total capital and exploration expenditures were $1.621 billion (excluding capitalized interest). Capital and exploration expenditures in the third quarter of 2015 decreased compared to the prior year quarter, as

24   SUNCOR ENERGY INC. 2015 THIRD QUARTER

non-essential projects have been re-evaluated as part of the company's cost reduction initiatives and cost reductions have been achieved with suppliers. Activity in the third quarter of 2015 included the following:

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $398 million in the third quarter of 2015, of which $318 million and $80 million were directed towards sustaining and growth activities, respectively. Sustaining capital included expenditures related to the planned major maintenance program, including a vacuum unit and one Upgrader 2 coker set that was completed in the fourth quarter of 2015, in addition to a number of reliability and sustainment projects across the operations.

During the third quarter of 2015, the company reached an agreement with TransAlta Corporation (TransAlta) to exchange Suncor's Kent Breeze and its 51% share of the Wintering Hills wind power facilities for TransAlta's Poplar Creek cogeneration facilities, which provide steam and power for Suncor's Oil Sands operations. As part of the agreement, and under a 15-year lease, Suncor assumed operating control of two gas turbine generators and heat recovery steam generators at Poplar Creek. At the end of the 15-year lease, ownership of the gas turbine generators and heat recovery steam generators will transfer to Suncor. This transaction has been accounted for as a business combination.

In Situ

In Situ capital and exploration expenditures were $146 million, of which $143 million was directed towards sustaining activities. Sustaining capital included ongoing well pad construction that is expected to maintain existing production levels at Firebag and MacKay River.

Oil Sands Ventures

Oil Sands ventures capital and exploration expenditures were $513 million. Growth capital expenditures of $494 million were incurred primarily for the continued construction activities at the Fort Hills project. Detailed engineering was 94% complete by the end of the third quarter, while construction was 43% complete. Spending during the quarter continued to be focused on engineering, procurement, module fabrication and site construction. Suncor agreed to purchase an additional 10% working interest in the Fort Hills project from Total E&P for approximately $310 million, subject to closing adjustments, which would increase the company's working interest in the project to 50.8%. Following closing, Suncor anticipates an additional $70 million of 2015 capital spending as a result of the increase in working interest.

Sustaining capital of $19 million consisted of Suncor's share of capital expenditures for the sustaining Syncrude operations as well as the new fine tailings centrifuge.

Exploration and Production

Growth capital was primarily focused on the construction of the Hebron project which continued in the third quarter of 2015, with first oil expected in late 2017. Other growth capital also included spending related to continued development drilling at Golden Eagle.

Refining and Marketing

Refining and Marketing capital expenditures of $207 million related primarily to maintenance activities at the Edmonton and Montreal refineries, and the ongoing sustainment of operations.

Corporate, Energy Trading and Eliminations

Corporate capital expenditures were $61 million, with the majority of the spending directed towards the company's wind projects in Renewable Energy.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    25

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended September 30
	2015	2014

Return on Capital Employed(1) (%)

Excluding major projects in progress	5.1	9.4

Including major projects in progress	4.5	8.2

Net debt to cash flow from operations(2) (times)	1.4	0.7

Interest coverage on long-term debt (times)

Earnings basis(3)	1.6	7.8

Cash flow from operations basis(2)(4)	10.0	17.7

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this document.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Management believes the company will have the capital resources to fund its planned 2015 capital spending program of $5.8 to $6.4 billion, the costs associated with the acquisitions of COS, detailed below, and the incremental 10% share of the Fort Hills project, and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow provided by operating activities for the remainder of 2015, available committed credit facilities, issuing commercial paper and/or by the issuance of long-term notes or debentures. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

On October 5, 2015, Suncor made an offer to acquire all of the outstanding common shares of COS for 0.25 of a common share of Suncor for each common share of COS. As at June 30, 2015, COS had 484.6 million common shares outstanding and net debt of $2.3 billion. COS has a 36.74 interest in Syncrude, which, if added to Suncor's interest, would equal 48.74%. The closing of the offer is subject to the receipt of regulatory approvals, and other customary conditions including, among other items, that more than 66 2/3% of the outstanding common shares of COS have been tendered under the offer and not withdrawn. The offer is open until December 4, 2015 unless withdrawn or extended.

Available Sources of Liquidity

Cash and cash equivalents decreased to $5.409 billion during the first nine months of 2015 from $5.495 billion at December 31, 2014, primarily due to capital and exploration expenditures including capitalized interest, and dividends exceeding cash flow provided by operating activities. Cash and cash equivalents increased to $5.409 billion during the third quarter of 2015 from $4.892 billion at June 30, 2015, primarily due to cash flow provided by operating activities exceeding capital and exploration expenditures including capitalized interest, and dividends.

As at September 30, 2015, the weighted average term to maturity of the short-term investment portfolio was approximately 20 days.

26   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Unutilized lines of credit at September 30, 2015 increased to $6.936 billion, compared to $4.275 billion at December 31, 2014, due to a new US$2.0 billion credit facility added in the first quarter of 2015 that matures in the second quarter of 2019.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At September 30, 2015, total debt to total debt plus shareholders' equity was 27% (December 31, 2014 – 24%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	September 30 2015	December 31 2014

Short-term debt	750	806

Current portion of long-term debt	69	34

Long-term debt	14 141	12 489

Total debt	14 960	13 329

Less: Cash and cash equivalents	5 409	5 495

Net debt	9 551	7 834

Shareholders' equity	41 148	41 603

Total debt plus shareholders' equity	56 108	54 932

Total debt to total debt plus shareholders' equity (%)	27	24

Change in Net Debt

	Three and nine months ended September 30, 2015
($ millions)	Q3	YTD

Net debt – start of period	9 234	7 834

Increase in net debt	317	1 717

Net debt – September 30, 2015	9 551	9 551

Decrease (increase) in net debt

Cash flow from operations	1 882	5 512

Capital and exploration expenditures and other investments	(1 736)	(4 637)

Proceeds from disposal of assets	2	271

Dividends less proceeds from exercise of share options	(392)	(1 153)

Change in non-cash working capital and other investments	949	(59)

Foreign exchange on cash, debt and other balances	(1 022)	(1 651)

	(317)	(1 717)

SUNCOR ENERGY INC. 2015 THIRD QUARTER    27

Common Shares

Outstanding Shares

(thousands)	September 30, 2015

Common shares	1 445 446

Common share options – exercisable	18 230

Common share options – non-exercisable	11 587

As at October 22, 2015, the total number of common shares outstanding was 1,445,406,973 and the total number of exercisable and non-exercisable common share options outstanding was 29,733,060. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

Subject to the offer to COS shareholders, the company may repurchase shares pursuant to a normal course issuer bid (NCIB) through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Under its current NCIB, the company may purchase for cancellation up to approximately $500 million worth of its common shares beginning August 5, 2015 and ending August 4, 2016.

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2015	2014	2015	2014

Share repurchase activities (thousands of common shares)	1 160	11 992	1 160	28 911

Share repurchase cost	40	523	40	1 178

Weighted average repurchase price per share (dollars per share)	34.90	43.58	34.90	40.73

Subsequent to September 30, 2015, the company had repurchased an additional 69,907 common shares at an average price of $35.50 per share, for $3 million. In accordance with applicable securities laws, repurchases under the program were suspended on October 5, 2015, as a result of the offer to the shareholders of COS. Suncor intends to resume repurchases once the offer is completed, withdrawn or expires, subject to market conditions.

Pursuant to the NCIB, Suncor has agreed that it will not purchase more than 43,375,481 common shares, which is equal to approximately 3% of Suncor's issued and outstanding common shares. Suncor security holders may obtain a copy of the notice, without charge, by contacting the company.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2014 annual MD&A. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the nine months ended September 30, 2015, the company increased its commitments by approximately $4.9 billion. Approximately $4.6 billion of this relates to pipeline commitments that follow recent regulatory approval ($4.1 billion is expected to be due 2020 and beyond). These commitments will support the company's market access strategy, and activities to expand its storage and logistics network. The contract terms of these commitments range between three and 25 years, with payments commencing as early as the fourth quarter of 2015.

28   SUNCOR ENERGY INC. 2015 THIRD QUARTER

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events. Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Sept 30 2015	June 30 2015	Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013

Total production (mboe/d)

Oil Sands	458.4	448.7	475.6	419.3	441.1	403.1	424.4	446.5

Exploration and Production	107.7	111.2	126.8	138.3	78.2	115.3	120.9	111.6

	566.1	559.9	602.4	557.6	519.3	518.4	545.3	558.1

Revenues and other income

Operating revenues, net of royalties	7 485	8 095	7 129	8 899	10 175	10 446	10 342	9 814

Other income	72	49	257	192	98	203	135	380

	7 557	8 144	7 386	9 091	10 273	10 649	10 477	10 194

Net (loss) earnings	(376)	729	(341)	84	919	211	1 485	443

per common share – basic (dollars)	(0.26)	0.50	(0.24)	0.06	0.63	0.14	1.01	0.30

per common share – diluted (dollars)	(0.26)	0.50	(0.24)	0.06	0.62	0.14	1.01	0.30

Operating earnings(1)	410	906	175	386	1 306	1 135	1 793	973

per common share – basic(1) (dollars)	0.28	0.63	0.12	0.27	0.89	0.77	1.22	0.66

Cash flow from operations(1)	1 882	2 155	1 475	1 492	2 280	2 406	2 880	2 350

per common share – basic(1) (dollars)	1.30	1.49	1.02	1.03	1.56	1.64	1.96	1.58

ROCE(1) (%) for the twelve months ended	5.1	7.2	5.8	8.6	9.4	10.1	12.6	11.5

Common share information (dollars)

Dividend per common share	0.29	0.28	0.28	0.28	0.28	0.23	0.23	0.20

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	35.69	34.40	37.01	36.90	40.53	45.50	38.61	37.24

New York Stock Exchange (US$)	26.72	27.52	29.25	31.78	36.15	42.63	34.96	35.05

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document. ROCE excludes capitalized costs related to major projects in progress.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    29

Business Environment

Three months ended (average for the period ended, except as noted)		Sept 30 2015	June 30 2015	Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013

WTI crude oil at Cushing	US$/bbl	46.45	57.95	48.65	73.15	97.20	103.00	98.70	97.45

ICE Brent crude oil at Sullom Voe	US$/bbl	51.20	63.50	55.15	77.00	103.40	109.75	107.80	109.35

Dated Brent/Maya FOB price differential	US$/bbl	8.50	8.15	11.05	10.05	12.50	13.85	18.45	20.05

MSW at Edmonton	Cdn$/bbl	52.35	68.05	52.25	75.95	97.45	105.90	100.10	93.50

WCS at Hardisty	US$/bbl	33.25	46.35	33.90	58.90	77.00	82.95	75.55	65.25

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	13.20	11.60	14.75	14.25	20.20	20.05	23.15	32.20

Condensate at Edmonton	US$/bbl	44.20	57.95	45.60	70.55	93.45	105.15	102.65	94.20

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.90	2.55	2.75	3.60	4.00	4.65	5.70	3.50

Alberta Power Pool Price	Cdn$/MWh	26.05	57.25	29.15	30.55	63.90	42.30	61.75	48.40

New York Harbor 3-2-1 crack(1)	US$/bbl	22.25	23.85	19.20	16.15	20.50	21.55	20.40	19.60

Chicago 3-2-1 crack(1)	US$/bbl	23.95	20.30	16.00	14.40	17.50	19.40	18.35	12.00

Portland 3-2-1 crack(1)	US$/bbl	28.75	32.55	21.50	12.45	24.60	26.10	17.40	15.35

Gulf Coast 3-2-1 crack(1)	US$/bbl	21.55	22.90	18.00	10.15	19.10	19.55	17.15	13.45

Exchange rate	US$/Cdn$	0.76	0.81	0.81	0.88	0.92	0.92	0.91	0.95

Exchange rate (end of period)	US$/Cdn$	0.75	0.80	0.79	0.86	0.89	0.94	0.90	0.94

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
In the second quarter of 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate.

•
In the second quarter of 2015, the company recorded an after-tax gain of $68 million on the disposal of the company's share of certain assets and liabilities of Pioneer Energy in the Refining and Marketing segment.

•
In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $406 million.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to cost reduction initiatives.

•
The third quarter of 2014 included an after-tax gain of $61 million on the disposal of the Wilson Creek assets in the E&P segment.

•
The third quarter of 2014 included a $54 million income tax and interest charge related to a prior period in the Oil Sands segment.

•
The second quarter of 2014 included an after-tax impairment charge of $718 million in the Oil Sands segment against the company's interest in the Joslyn mining project. Total E&P, the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan.

30   SUNCOR ENERGY INC. 2015 THIRD QUARTER

•
The second quarter of 2014 included an after-tax impairment charge of $297 million in the E&P segment against the company's Libyan assets as a result of the continued closure of certain Libyan export terminals during the quarter and the company's view on production plans during the remaining term of the production sharing agreements.

•
The second quarter of 2014 included after-tax impairment charges of $223 million in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed.

•
The second quarter of 2014 included after-tax earnings of $32 million related to a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

•
The fourth quarter of 2013 included after-tax impairment charges of $563 million in the E&P segment against assets in Syria, Libya and North America Onshore. Concurrent with the impairment of the Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
In the fourth quarter of 2013, the company recorded a favourable after-tax adjustment of $69 million to reduce the previously estimated costs of not proceeding with the Voyageur upgrader project due to an acceleration of project closure activities and a redeployment of resources.

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2014 annual MD&A.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2014 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2014 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2014, note 11 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2015, and the Financial Condition and Liquidity section of Suncor's 2014 annual MD&A.

Income Taxes

In the second quarter of 2015, the Government of Alberta enacted an increase in the corporate income tax rate from 10% to 12% effective July 1, 2015. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax expense of $423 million.

In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $406 million.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    31

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $635 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

Control Environment

Based on their evaluation as at September 30, 2015, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2015, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three- and nine-month periods ended September 30, 2015 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of current events in Syria, Suncor is not able to monitor the status of all of its assets in the country, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in the country and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2015 corporate guidance to change certain oil price outlook assumptions and the international tax rate. Suncor's press release dated October 28, 2015, which is also available on www.sedar.com, provides this update to the corporate guidance.

32   SUNCOR ENERGY INC. 2015 THIRD QUARTER

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations, free cash flow, Oil Sands cash operating costs, and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and E&P segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenue, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project start-up costs, OS&G expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates that are not operating earnings adjustments, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

SUNCOR ENERGY INC. 2015 THIRD QUARTER    33

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended September 30 ($ millions, except as noted)		2015	2014

Adjustments to net earnings

Net earnings		96	3 058

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		1 851	685

Net interest expense		306	222

	A	2 253	3 965

Capital employed – beginning of twelve-month period

Net debt		6 573	5 793

Shareholders' equity		41 983	41 132

		48 556	46 925

Capital employed – end of twelve-month period

Net debt		9 551	6 573

Shareholders' equity		41 148	41 983

		50 699	48 556

Average capital employed	B	50 299	48 296

ROCE – including major projects in progress (%)	A/B	4.5	8.2

Average capitalized costs related to major projects in progress	C	6 569	6 299

ROCE – excluding major projects in progress (%)	A/(B-C)	5.1	9.4

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which reduces comparability between periods.

Cash flow from operations in this MD&A for the twelve-month ended periods are the sum of the cash flow from operations for the particular quarter ended September 30 and each of the three preceding quarters. Cash flow from operations for each quarter are separately defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective MD&A for the applicable quarter.

34   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net (loss) earnings	(50)	773	(1)	198	613	426	(938)	(478)	(376)	919

Adjustments for:

Depreciation, depletion, amortization and impairment	790	723	340	194	170	152	33	41	1 333	1 110

Deferred income taxes	30	66	(106)	48	(20)	(42)	33	(77)	(63)	(5)

Accretion of liabilities	34	35	13	11	2	2	—	1	49	49

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	800	456	800	456

Change in fair value of derivative contracts	2	(2)	—	6	14	(19)	31	(41)	47	(56)

Loss (gain) on disposal of assets	1	(2)	—	(82)	(4)	—	—	—	(3)	(84)

Share-based compensation	26	(10)	3	(2)	14	(7)	52	(18)	95	(37)

Exploration expenses	—	—	16	16	—	—	—	—	16	16

Settlement of decommissioning and restoration liabilities	(46)	(70)	(1)	(9)	(6)	(4)	—	—	(53)	(83)

Other	(2)	(2)	(11)	(1)	15	(5)	35	3	37	(5)

Cash flow from (used in) operations	785	1 511	253	379	798	503	46	(113)	1 882	2 280

Decrease (increase) in non-cash working capital	399	(428)	13	165	145	(85)	332	973	889	625

Cash flow provided by operating activities	1 184	1 083	266	544	943	418	378	860	2 771	2 905

SUNCOR ENERGY INC. 2015 THIRD QUARTER    35

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net (loss) earnings	(240)	1 596	505	455	1 768	1 519	(2 021)	(955)	12	2 615

Adjustments for:

Depreciation, depletion, amortization and impairment	2 323	3 326	1 043	1 052	502	473	103	89	3 971	4 940

Deferred income taxes	346	(223)	(656)	(32)	15	(33)	106	13	(189)	(275)

Accretion of liabilities	106	106	37	33	5	5	(2)	7	146	151

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	1 581	487	1 581	487

Change in fair value of derivative contracts	34	(2)	—	2	92	(14)	(6)	(100)	120	(114)

Loss (gain) on disposal of assets	8	3	(5)	(82)	(105)	(1)	(3)	—	(105)	(80)

Share-based compensation	(8)	27	6	9	(9)	6	(41)	76	(52)	118

Exploration expenses	—	—	214	96	—	—	—	—	214	96

Settlement of decommissioning and restoration liabilities	(240)	(254)	(2)	(17)	(13)	(10)	—	—	(255)	(281)

Other	39	(54)	(13)	(8)	21	(7)	22	(22)	69	(91)

Cash flow from (used in) operations	2 368	4 525	1 129	1 508	2 276	1 938	(261)	(405)	5 512	7 566

(Increase) decrease in non-cash working capital	(25)	(290)	277	64	85	(595)	(408)	176	(71)	(645)

Cash flow provided by (used in) operating activities	2 343	4 235	1 406	1 572	2 361	1 343	(669)	(229)	5 441	6 921

Free Cash Flow

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures for the twelve-month period from cash flow from operations for the same period. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity.

	Twelve months ended September 30
($ millions)	2015	2014

Cash flow from operations	7 004	9 916

Less: Capital and exploration expenditures	6 537	6 834

Free Cash Flow	467	3 082

Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section

36   SUNCOR ENERGY INC. 2015 THIRD QUARTER

of this MD&A. Management uses cash operating costs to measure Oil Sands operating performance on a production barrel basis.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

GJ	gigajoule

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day

MW	megawatts
MWh	megawatts per hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom

$ or Cdn$	Canadian dollars
US$	United States dollars
Financial and Business Environment

Q2	Three months ended June 30
Q3	Three months ended September 30
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange
YTD	Year to date
ICE	Intercontinental Exchange

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11. FORWARD-LOOKING INFORMATION

The document contains certain forward-looking information and forward- looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future" and similar expressions. Forward-looking statements in the document include references to:

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Suncor's commitment to invest in long-term profitable growth in its core assets;

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Suncor's belief that it can drive real improvements in Syncrude's performance with a larger ownership interest;

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Bringing the Poplar Creek assets that were part of the transaction with TransAlta in-house is expected to improve Suncor's overall Oil Sands operations reliability and profitability;

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The reversal of Enbridge's Line 9 is anticipated in the fourth quarter of 2015 and is expected to provide Suncor with the flexibility to supply the Montreal refinery with a full slate of inland-priced crude from Western Canada;

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Suncor's growth projects, including: (i) statements around the Fort Hills mining project, which is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor's operations, increasing to 91,000 bbls/d subject to closing of the acquisition of an additional 10% working interest in Fort Hills, with first oil expected in the fourth quarter of 2017 and 90% of capacity planned to be reached within twelve months thereafter, including the expectation that the transaction to acquire the additional 10% interest will close by the end of 2015 and that following the closing, Suncor will have an additional $70 million of capital spending as a result of the increase in working interest; and (ii) statements around Hebron first oil expected in late 2017;

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The company's estimated International tax rates and market assumptions for oil prices;

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Suncor's belief that existing production levels at Firebag and MacKay River will be maintained due to ongoing well pad construction;

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The belief that Suncor will have the capital resources to fund its planned 2015 capital spending program of $5.8 to $6.4 billion, the costs associated with the acquisitions of COS and the incremental 10% share of the Fort Hills project, and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow provided by operating activities for the remainder of 2015, available committed credit facilities, issuing commercial paper and/or by the issuance of long-term notes or debentures and, if additional capital is required, the belief that adequate additional financing will be available in debt capital markets at commercial terms and rates;

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Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in its ability to manage project costs and debt levels;

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Suncor's intention to resume repurchases under the NCIB once the offer to purchase COS shares is completed, withdrawn or expires, subject to market conditions;

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The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

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The company's position in respect of the NOR received from the CRA (and consequentially from the Provinces of Alberta, Ontario and Quebec) regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts continues to be that it will be able to successfully defend its original filing position and it will take the appropriate actions to resolve this matter. The company has provided security to the CRA and the Provinces in the approximate amount of $635 million, but the company may be required to post cash instead of security in relation to the NORs.

38   SUNCOR ENERGY INC. 2015 THIRD QUARTER

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to be impacted by sanctions and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the NORs received by Suncor from the CRA, Ontario, Alberta and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and

SUNCOR ENERGY INC. 2015 THIRD QUARTER    39

ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, and in the company's 2014 annual MD&A, 2014 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

40   SUNCOR ENERGY INC. 2015 THIRD QUARTER

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EXHIBIT 99.2 Management's Discussion and Analysis for the third quarter ended September 30, 2015